================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004

                              __________________

                                   FORM 11-K


   (Mark One)
[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the year ended December 31, 2000  Commission file number  001-15153

                                       OR


[_] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




                          BLOCKBUSTER INVESTMENT PLAN

       ________________________________________________________________



                           (Full title of the plan)



                               BLOCKBUSTER INC.

       ________________________________________________________________

         (Name of issuer of the securities held pursuant to the plan)



                                1201 Elm Street
                             Dallas, Texas, 75270

       ________________________________________________________________

                    (Address of principal executive offices)


================================================================================

                          BLOCKBUSTER INVESTMENT PLAN
                             FINANCIAL STATEMENTS

                               DECEMBER 31, 2000

                                     INDEX
                                     -----
                                                                         Pages
                                                                         -----
(a) Financial Statements:
     Report of Independent Accountants                                     1

     Statements of net assets available for benefits
       at December 31, 2000 and December 31, 1999.................         2

     Statement of changes in net assets available for benefits
       for the year ended December 31, 2000.......................         3

     Notes to financial statements................................      4-11

                                                                       Schedules
                                                                       ---------
     Supplemental schedules:
       Schedule of assets at end of year..........................         I

       Schedule of reportable transactions
          during the year ended December 31, 2000.................        II

     All other schedules are omitted as not applicable or not required.

(b) Exhibit:
     I - Consent of Independent Accountants


                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                               BLOCKBUSTER INVESTMENT PLAN


Date: June 22, 2001                  By:         /s/ Barbara Mickowski
                                         ---------------------------------------
                                                     Barbara Mickowski
                                            Member of the Retirement Committee

Report of Independent Accountants

To the Participants and
Administrator of the
Blockbuster Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Blockbuster Investment Plan (the "Plan") at December 31, 2000 and December 31, 1999 and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
New York, New York
June 20, 2001

                          BLOCKBUSTER INVESTMENT PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS





                                                           December 31,
                                                 ------------------------------
Assets                                                2000              1999
------                                                ----              ----

Investments, at fair value:
   Registered investment companies.............   $29,707,566        $33,149,951
   Viacom Inc. common stock....................    18,338,645         25,765,427
   Blockbuster Inc. common stock...............     1,345,241                 --
   Loans to participants.......................     2,561,564          2,273,703
   Preferred stock.............................           385              1,129


Investments, at Contract value:
   Plan's interest in Master Trust.............     3,086,344          3,045,824
                                                  -----------        -----------

           Total investments...................    55,039,745         64,236,034
                                                  -----------        -----------

Cash and cash equivalents......................            --                754

Receivables:
    Investment income..........................         7,549              6,120
    Contributions:
      Employee.................................       238,924            224,582
      Employer.................................        88,825             79,439
                                                  -----------        -----------
Total Assets...................................    55,375,043         64,546,929

Liabilities
-----------
    Plan expenses payable......................         4,059                 --
                                                  -----------        -----------


Net assets available for benefits..............   $55,370,984        $64,546,929
                                                  ===========        ===========

  The accompanying notes are an integral part of these financial statements.

                          BLOCKBUSTER INVESTMENT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                 Year ended
                                                              December 31, 2000
                                                            --------------------

Additions to net assets attributed to:

    Contributions:
        Employee...........................................      $ 6,811,803
        Employer...........................................        2,324,596
        Rollover...........................................          654,381

    Investment income......................................        1,943,008

    Plan's interest in Master Trust investment income......          186,534
                                                                 -----------

           Total additions.................................       11,920,322
                                                                 -----------

Deductions to net assets attributed to:

    Participants' benefits paid............................      (10,150,062)

    Plan expenses..........................................         (113,703)

    Net depreciation in fair value of investments..........      (10,832,502)
                                                                 -----------

           Total deductions................................      (21,096,267)
                                                                 -----------

           Net decrease....................................       (9,175,945)

Net assets available for benefits, beginning of the
    period.................................................       64,546,929
                                                                 -----------

Net assets available for benefits, end of the period.......      $55,370,984
                                                                 ===========

   The accompanying notes are an integral part of these financial statements.

                          BLOCKBUSTER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - PLAN DESCRIPTION


The following is a brief description of the Blockbuster Investment Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan was adopted on February 8, 1999 and became effective on May 1, 1999. The Plan is a defined contribution 401(k) plan offered on a voluntary basis to substantially all employees of Blockbuster Inc. (the "Company" or "Blockbuster"), a majority owned subsidiary of Viacom Inc.


Eligibility
-----------

Employees are eligible to participate in the Plan following the attainment of age 21 and completion of one year of eligibility service, generally measured from date of hire. For part-time employees, a year of eligibility service is a consecutive twelve-month period in which the employee works at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a committee (the "Retirement Committee") appointed by the Board of Directors of the Company. Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board of Directors to terminate the Plan provided that such action is in accordance with applicable law.


Investment and participant accounts
-----------------------------------

Putnam Fiduciary Trust Company (the "Trustee") is the trustee and custodian of Plan assets. Plan participants have the option of investing their contributions or existing account balances among the following funds:


Growth
------
Putnam S&P 500 Index Fund
Putnam Investors Fund
Putnam Voyager Fund
Europacific Growth Fund
Viacom Stock Fund
Blockbuster Stock Fund


Growth and Income
-----------------
The George Putnam Fund of Boston
The Putnam Fund for Growth and Income


Income
------
Putnam Income Fund


Capital Preservation
--------------------
Certus Interest Income Fund

                          BLOCKBUSTER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


Each of the funds, except for the Certus Interest Income Fund, the Viacom Stock Fund and the Blockbuster Stock Fund are registered investment companies managed by Putnam Management Company, Inc. and, therefore, are identified as parties-in-interest.

Investment elections are required to be in multiples of 5% of the amount contributed and can be changed on any trading day. The Plan is intended to meet the requirements of ERISA Section 404(c). Thus, to the extent participants exercise control over the investment of contributions, neither the Plan nor any other Plan fiduciary will be responsible for any losses which may occur as a result of the participant's investment decisions.

Prior to July 1, 2000, employer matching contributions under the Plan were invested in Viacom Inc. Class B Common Stock. Effective July 1, 2000, the Plan was amended to provide that all matching employer contributions made after that date will be in shares of Blockbuster Class A Common Stock. On July 1, 2000, employees were given the option to convert their pre-July 1, 2000 matching contributions invested in Viacom Inc. Common Stock to Blockbuster Class A Common Stock.

Investment in Master Trust
--------------------------

Effective January 1, 1994, Viacom Inc. and the Trustee entered into an agreement covering the investment of the assets of the Viacom Investment Plan (the "VIP") and certain other plans maintained by companies affiliated with Viacom. Effective January 1, 1996, Viacom Inc. entered into a master trust agreement (the "Master Trust") with the Trustee to combine certain assets of the VIP and affiliated companies' plans for the purpose of permitting such assets to be managed by Certus. The Plan, upon its establishment, was included in the Master Trust. The Master Trust currently holds assets for the Plan, the VIP, the MTVi Group Investment Plan and the Savings and Investment Plan for Collective Bargaining Employees of Viacom Broadcasting of Missouri, Inc. Although Certus commingles the Master Trust assets for investment purposes, the Trustee records the activity of each plan separately in order to distinguish the specific assets available to each plan. Net investment assets and net investment earnings on the investments of the Master Trust are allocated daily to the plans participating in the Master Trust. Such allocation is based on the ratio of net investment assets of each of the participating plans to total net investment at the time the Master Trust was formed, adjusted for any contributions, disbursements, or spinoffs attributable to specific participating plans. Note 7 sets forth the Plan's proportionate interest in the Master Trust and certain financial information of the Master Trust.

Contributions
-------------

Through December 31, 2000, the Plan permitted participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Internal Revenue Code ("IRC") limitations set forth below. Effective January 1, 2001, the Plan was amended to provide that participants could no longer make after-tax contributions to the Plan. Through December 31, 2000, the employer's matching contribution was equal to (i) 50% of the first 6% of annual compensation that was contributed by the participant on a before-tax basis if base pay was $65,000 or less at a specified date or (ii) 50% of the first 5% of annual compensation contributed by the participant on a before-tax basis if base pay was greater than $65,000. Effective January 1, 2001, the Plan was amended to provide that for future periods, the employer's matching contribution will be equal to (i) 100% of the first 3% of annual compensation contributed by the participant and 50% of the next 2% of annual compensation contributed by the participant if base pay is $85,000 or less at a specified date, or (ii) 50% of the first 5% of annual compensation contributed by the participant if base pay is greater than $85,000.

                          BLOCKBUSTER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


An employee is permitted to rollover into the Plan at any time part or all of the employee's distributions from an individual retirement account, individual retirement annuity or another qualified plan.

The IRC limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $10,500 and $10,000 for 2000 and 1999, respectively. In addition, total compensation considered under the Plan for purposes of determining contribution limits, based on IRC limits, may not exceed $170,000 and $160,000 for 2000 and 1999, respectively. The IRC also contains an annual limit on aggregate participant and employer contributions to defined contribution plans maintained by the Company and certain related entities, which for 2000 and 1999 was equal to the lesser of $30,000 or 25% of earnings. All contributions made to the Plan on an annual basis prior to 2001 may be further limited due to certain non-discrimination tests prescribed by the IRC. Effective January 1, 2001, the Plan was amended to satisfy a "safe harbor" plan design approved by the Internal Revenue Service. Plans that satisfy the safe harbor requirements are not required to pass these contribution discrimination tests.

Loans to Participants
---------------------

The Loan Fund is a separate fund established solely for the purpose of administering loans to participants. Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is established on the first day of the calendar quarter at a rate of 1% above the annual prime commercial rate and only one loan may be outstanding at one time. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest to the Loan Fund are specifically identified in the respective participants' accounts and allocated in accordance with their current investment elections.

Vesting
-------

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Through December 31, 2000, subject to certain exceptions, the employer's matching contribution vested at 20% per year of vesting service, and became fully vested after five years of vesting service. If participants terminated employment prior to being vested in their employer matching contributions and received a distribution of the vested portion of their account, the non-vested portion of their account was forfeited and used to pay administrative expenses and to fund future employer matching contributions; provided that re-employed participants could request that forfeited amounts be restored to their accounts under certain circumstances. If participants with vested account balances exceeding $5,000 did not receive a distribution of the vested portion of their account after termination of employment, the non-vested portion was forfeited as of the close of the fifth one year break in the participant's service (calculated in accordance with the Plan) and used as discussed above.

                         BLOCKBUSTER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


Effective January 1, 2001, the Plan was amended to provide that all active participants became fully vested in all employer contributions made previously to their account (including all employer contributions previously subject to the vesting provisions noted above). Further, beginning January 1, 2001, the Plan was amended to provide that all future employer contributions are 100% vested at the time of the contribution. Employer matching contributions of $215,778 for the year ended December 31, 2000 were forfeited due to terminations of employment before those amounts became vested. During 2000, $204,135 was used to offset employer contributions and administrative expenses.

Distributions and Withdrawals
-----------------------------

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Subject to certain IRC limitations, participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Through December 31, 2000, participants who were in the Plan or the Viacom Investment Plan at least five years could elect to withdraw up to 100% of their employer matching contributions and earnings thereon, while those who had participated less than five years were limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal, including earnings thereon. Effective January 1, 2001, participants who have been in the Plan or the Viacom Investment Plan at least five years may elect to withdraw up to 100% of their employer matching contributions contributed prior to January 1, 2001 that were made at least two years previously. Participants in the Plan may elect to withdraw part or all of their after-tax and rollover contributions. In addition, upon attainment of age 59 1/2, participants may elect to withdraw all or part of their before-tax contributions and earnings thereon. All of the above withdrawal elections are subject to a provision that a participant can make only one such request during each calendar year.

Through December 31, 2000, a participant could obtain a hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship were met. There was no restriction on the number of hardship withdrawals permitted. Effective January 1, 2001, a participant may not obtain any withdrawal of employer matching contributions contributed after December 31, 2000, including for hardship, until the participant reaches age 59 1/2.

Termination priorities
----------------------

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses
-------------

The Company pays for expenses incurred in connection with the administration of the Plan and the investment of Plan assets, to the extent not covered by forfeitures.

                         BLOCKBUSTER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method
-----------------

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition
-------------------------------------------

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments.

Viacom Inc. Class A Common Stock and Class B Common Stock and Blockbuster Class A Common Stock are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed investment income contracts and synthetic investment contracts held by the Master Trust are reported at contract value. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 2000 and 1999. The loans outstanding as of December 31, 2000 and 1999 carry interest rates ranging from 8.75% to 10.5%. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Security Transactions
---------------------

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                         BLOCKBUSTER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


Risks and Uncertainties
-----------------------

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the related statement of changes in net assets available for benefits.

NOTE 3 - INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

                                                                                At December 31,
                                                   ----------------------------------------------------------------------
                                                                2000                                 1999
                                                                ----                                 ----
                                                        Units         Net Assets             Units         Net Assets
                                                        -----         ----------             -----         ----------
        Viacom Inc. Class B Common Stock..........    389,892       $ 18,227,453           423,682       $ 25,606,288
        Putnam Voyager Fund.......................    387,062          9,254,648           345,641         10,922,258
        Putnam Investors Fund.....................    451,659          6,987,158           459,701          8,849,238
        Putnam Fund for Growth and Income.........    238,974          4,674,334           233,000          4,373,409
        Europacific Growth Fund...................    104,234          3,267,749            90,129          3,844,891
        Plan's interest in Master Trust...........  3,086,344          3,086,344         3,045,824          3,045,824

During the year ended December 31, 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

          Registered Investment Companies:
              Putnam Voyager Fund......................    $ (2,719,402)
              Putnam Fund for Growth and Income........         166,951
              Europacific Growth Fund..................      (1,066,690)
              George Putnam Fund of Boston.............         111,196
              Putnam Investors Fund....................      (1,681,809)
              Putnam S&P 500 Index Fund................        (186,587)
              Putnam Income Fund.......................           6,164
                                                           ------------
                                                             (5,370,177)

              Viacom Inc. Common Stock.................      (5,355,390)
              Blockbuster Inc. Common Stock............        (106,432)
              Preferred Stock..........................            (503)
                                                           ------------

                       Net depreciation................    $(10,832,502)
                                                           ============

                         BLOCKBUSTER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

                                                        At December 31,
                                            -----------------------------------
Net Assets:                                        2000              1999
                                                   ----              ----

   Viacom Class A Common Stock...........      $     5,032       $     6,471
   Viacom Class B Common Stock...........      $11,682,691       $16,895,716
   Blockbuster Class A Common Stock......      $ 1,169,392       $        --



                                                Year Ended December 31, 2000
                                            -----------------------------------
Changes in Net Assets:
Contributions............................            $    2,324,596
Net depreciation.........................                (3,546,754)
Benefits paid to participants............                (3,032,283)
Other....................................                   209,369
                                                     --------------
                                                     $   (4,045,072)
                                                     ==============


NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                     December 31,
                                                                     ------------------------------------------
                                                                           2000                      1999
                                                                           ----                      ----
Net assets available for benefits per the financial statements.....   $ 55,370,984              $ 64,546,929
Amounts allocated to withdrawing participants......................        (39,910)                  (30,700)
                                                                      ------------              ------------
Net assets available for benefits per the Form 5500................   $ 55,331,074              $ 64,516,229
                                                                      ============              ============


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2000:

    Benefits paid to participants per the financial statements.....           $ 10,150,062
    Add: Amounts allocated to withdrawing participants
     at December 31, 2000..........................................                 39,910
    Less: Amounts allocated to withdrawing participants
     at December 31, 1999..........................................                (30,700)
                                                                              ------------
    Benefits paid to participants per the Form 5500................           $ 10,159,272
                                                                              ============

                         BLOCKBUSTER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but are not paid as of that date.

NOTE 6 - INCOME TAX STATUS

The Company intends to file an application for a favorable determination letter from the Internal Revenue Service with respect to the qualified status of the Plan under Section 401(a) of the IRC. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 7 - INVESTMENT IN MASTER TRUST

The value of the Plan's interest in the total investments of the Master Trust was 5.6% at December 31, 2000 and 1999, and the allocated share of investment income was 5.5% for the year ended December 31, 2000.

The following table presents the fair value of investments of the Master Trust:

                                                                     At December 31,
                                                      --------------------------------------------
                                                               2000                    1999
                                                               ----                    ----
  Certus Interest Income Fund:
    Guaranteed investment contracts...............         $ 16,563,962            $ 15,219,417
    Synthetic investment contracts................           35,832,613              34,465,185
    Putnam short-term investment fund.............            2,576,896               4,500,050
                                                           ------------            ------------
         Net Investments in Master Trust..........         $ 54,943,471            $ 54,184,652
                                                           ============            ============

Investment income of the Master Trust is as follows:

                                                             Year ended
                                                         December 31, 2000
                                                      -------------------------
  Certus Interest Income Fund:
    Guaranteed investment contracts..................        $ 1,038,371
    Synthetic investment contracts...................          2,173,803
    Putnam short-term investment fund................            258,728
    Investment manager fees..........................            (57,083)
                                                             -----------
         Net Investment Income.......................        $ 3,413,819
                                                             ===========

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are therefore presented in the financial statements at contract value. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 2000 and 1999, the fair value of such assets in the aggregate was $55,572,187 and $53,172,193, respectively, with an average yield of 6.61% and 6.31% as of December 31, 2000 and 1999, respectively. The return on assets for the year ended December 31, 2000 was 6.5%. The synthetic investment contract interest rates are evaluated on a quarterly basis and may be reset when the expected cash flow characteristics of the underlying security change.

                                                                      SCHEDULE I


                          BLOCKBUSTER INVESTMENT PLAN
                       SCHEDULE OF ASSETS AT END OF YEAR
                               DECEMBER 31, 2000
                               -----------------


                                                                           Unit/Principal
                                                                           Amount/Shares/
                                                                            Maturity and                            Current
          Identity of issue, borrowing lessor or similar party             Interest Rates             Cost           Value
          ----------------------------------------------------             --------------         ------------       -----
     Registered Investment Companies:
*       Putnam Voyager Fund..................................                  387,062               9,273,898   $ 9,254,648
*       Putnam Fund for Growth and Income....................                  238,974               4,862,936     4,674,334
        Europacific Growth Fund..............................                  104,234               3,264,004     3,267,749
*       George Putnam Fund of Boston.........................                  129,875               2,334,854     2,235,142
*       Putnam Investors Fund................................                  451,659               6,271,218     6,987,158
*       Putnam S&P 500 Index Fund............................                   58,955               1,816,110     1,867,683
*       Putnam Income Fund...................................                  222,008               1,503,121     1,420,852

*    Viacom Inc. Class A Common Stock........................                    2,366                  35,868       111,192
*    Viacom Inc. Class B Common Stock........................                  389,892              11,259,332    18,227,453
*    Blockbuster Inc. Class A Common Stock...................                  160,826               1,452,740     1,345,241
     Preferred Stock.........................................                        4                     405           385

     Plan's interest in Master Trust:
        Certus Interest Income Fund..........................                3,086,344               3,086,344     3,086,344

*    Loans to participants...................................            Various maturities          2,561,564     2,561,564
                                                                     and interest rates ranging                  -----------
                                                                         from 8.75% to 10.5%

                 Total investments...........................                                                    $55,039,745
                                                                                                                 ===========


* Identified as a party-in-interest to the Plan.

                                                                     Schedule II

                          BLOCKBUSTER INVESTMENT PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                    DURING THE YEAR ENDED DECEMBER 31, 2000
                    ---------------------------------------



                                                                                        Expenses             Current Value
                                                                                        Incurred              of Asset on
                                                             Purchase  Selling  Lease     With      Cost of   Transaction  Net Gain
                                       Description of Asset    Price    Price   Rental Transaction   Asset       Date       (Loss)
                                       --------------------    -----    -----   ------ -----------   -----       ----       ------
Single Transactions:
-------------------

None

Series Transactions:
-------------------
Putnam Voyager Fund.................      120,302 Units     $3,523,044   n/a     n/a       n/a     $3,523,044   $3,523,044     n/a
Viacom Inc. Class B Common Stock....       61,422 Units     $3,578,896   n/a     n/a       n/a     $3,578,896   $3,578,896     n/a



The above transactions and series of transactions are in excess of 5 percent of the fair value of the Plan's assets as of December 31, 1999, as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

All of the above are parties-in-interest.

                                      S-2